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     RESOLVED, that Article IV of the Bylaws of the Company is amended as follows:

     1. Section 1 of Article IV is amended to add, in the first sentence thereof, the words "chief executive officer" after the words "chairman of the Board."

     2. Section 2(a) of Article IV is amended to delete therefrom the words "shall be the chief executive officer of the Corporation and"; and

     3. The following new Section 2A is hereby added to Article IV:

          "Section 2A.  The Chief Executive Officer.
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          The chief executive officer shall be either the chairman of the Board or the president and shall have such powers and duties as chief executives of corporations usually have or as the Board assigns to him or her."